EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the “Company” or “Mogo”)

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

June 4, 2021

Item 3. News Release

A news release was disseminated on June 4, 2021 via BusinessWire.

Item 4. Summary of Material Change

On June 4, 2021, Mogo closed its previously announced acquisitions of an additional 5.4 million common shares (“Coinsquare Shares”) of Coinsquare Ltd. (“Coinsquare”), Canada’s leading digital asset trading platform, increasing its ownership in Coinsquare from 19.9% to approximately 37%, for total aggregate consideration of $48.6 million satisfied through the issuance of an aggregate of 5,080,876 common shares of Mogo (the “Mogo Shares”).

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On June 4, 2021, (the “Closing Date”) Mogo closed its previously announced acquisitions (the “Acquisitions”) of an additional 5.4 million Coinsquare Shares, increasing its ownership in Coinsquare from 19.9% to approximately 37%, for total aggregate consideration of $48.6 million satisfied through the issuance of an aggregate of 5,080,876 Mogo Shares.

The Acquisitions were completed pursuant to two separate transactions: (i) the exercise by Mogo of its call option to acquire 3,223,690 million Coinsquare Shares from certain existing Coinsquare shareholders (the “Vendors”) pursuant to the terms of an investment agreement between Mogo, Coinsquare and certain shareholders of Coinsquare dated February 10, 2021, as amended (see the material change report of Mogo dated April 21, 2021) satisfied through the issuance of an aggregate of 2,791,904 Mogo Shares to the Vendors; and (ii) the purchase of 2,188,532 million Coinsquare Shares (the “Purchased Shares”) from Riot Blockchain Inc. (“Riot”) pursuant to the terms of a share purchase agreement between Mogo and Riot dated June 4, 2021. The 2,288,972 Mogo Shares issued as consideration for the Purchased Shares will be issued to Riot in three tranches with one-third of the Purchased Shares being issued on each of (i) the Closing Date; (ii) the 1-month anniversary of the Closing Date; and (iii) the 2-month anniversary of the Closing Date.

The Mogo Shares issued to Riot and the Vendors were qualified by the Company’s prospectus supplements dated June 3, 2021 to the Company’s final base shelf prospectus dated April 15, 2021 and corresponding shelf registration statements on Form F-10.

5.2 Disclosure for Restructuring Transactions

Not applicable.

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Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 604-659-4380.

Item 9. Date of Report

June 8, 2021.

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